

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 5, 2023

Chen Franco-Yehuda
Chief Financial Officer
Pluri Inc.
MATAM Advanced Technology Park,
Building No. 5, Haifa, Israel 3508409

  Re: Pluri Inc.
    Registration Statement on Form S-3
    Filed June 1, 2023
    File No. 333-272330

Dear Chen Franco-Yehuda:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Tim Buchmiller at (202) 551-3635 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Life Sciences

cc: Oded Har-Even, Esq.